SXC HEALTH SOLUTIONS CORP.

2441 Warrenville Road, Suite 610

Lisle, IL 60532-3642

June 1, 2012

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SXC Health Solutions Corp.
Registration Statement on Form S-4 (File No. 333-181189)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SXC Health Solutions Corp. (the “Company”) hereby requests that its Registration Statement on Form S-4 (File No. 333-181189) be declared effective at noon, Washington, D.C. time, on June 1, 2012, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SXC HEALTH SOLUTIONS CORP.

By:	/s/ Jeffrey Park

Name:	Jeffrey Park
Title:	Chief Financial Officer